Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

May 2, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Arlington Asset Investment Corp. (“Arlington” or the “Company”)

Responses to Letter dated April 28, 2016 with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed on April 27, 2016

File No. 001-34374

Dear Mr. Orlic:

On behalf of Imation Corp. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated April 28, 2016 (the “SEC Comment Letter”) in connection with the Revised Preliminary Proxy Statement on Schedule 14A filed on April 20, 2016 (the “Revised Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised Second Revised Preliminary Proxy Statement on Schedule 14A (the “Second Revised Proxy Statement”). The Second Revised Proxy Statement reflects revisions made to the Revised Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Revised Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Proxy Statement.

Revised Preliminary Proxy Statement filed on April 27, 2016

Cover Page

1.	We note revised disclosure with respect to an external manager. Please disclose whether the Imation Parties currently intend to submit a proposal to be appointed as external manager, and, if so, the compensation that the Imation Parties would propose, and any potential dilution risks to other shareholders. Please also disclose whether the Imation Parties’ nominees would participate in the decision of the board of directors in selecting an external manager.

In response to your comment, the Filing Persons have supplemented the disclosure on page 2 of the Second Revised Proxy Statement.

2.	Please disclose whether references to portfolio diversification and investment in new businesses include possible investment of the company’s assets in funds advised by the Imation Parties and, if so, any compensation that the Imation Parties contemplate would be paid in connection with any such investments.

In response to your comment, the Filing Persons have supplemented the disclosure on page 2 of the Second Revised Proxy Statement.

Reasons for Our Solicitation, page 6

3.	Please briefly clarify for investors what is meant by the term “dividend adjusted basis.”

In response to your comment, the Filing Persons have revised the disclosure on page 6 of the Second Revised Proxy Statement to provide a clarification of the term “dividend adjusted basis.”

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.